EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

06018962

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:mark.devin@misys.co.uk

SUPPL

1 December 2006

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 and 30 November inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

M Devin

Mark Devin
Consultant

Enc:

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

RECEIVED
2006 DEC -5 P 2:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DW 12/5

REGULATORY ANNOUNCEMENTS MADE FROM 1ST TO 30TH NOVEMBER '06
(FILED WITH SEC 1ST DECEMBER '06)

The following were couriered to the SEC on 1 December '06:-

30/11/06	REG-Misys: Treasury Stock <MSY.L>
29/11/06	REG-Misys: Holding(s) in Company <MSY.L>
29/11/06	REG-Misys: Holding(s) in Company <MSY.L>
29/11/06	REG-Misys: Treasury Stock <MSY.L>
24/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
22/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
22/11/06	REG-Misys: Treasury Stock <MSY.L>
21/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
21/11/06	REG-Misys: Holding(s) in Company <MSY.L>
21/11/06	REG-Misys: Holding(s) in Company <MSY.L>
20/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
15/11/06	REG-Misys: Treasury Stock <MSY.L>
14/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
13/11/06	REG-Misys: Treasury Stock <MSY.L>
9/11/06	REG-Misys: Directorate Change <MSY.L>
8/11/06	REG-Misys: Treasury Stock <MSY.L>
8/11/06	REG-Misys: Blocklisting - Interim Review <MSY.L>
6/11/06	REG-Misys: Treasury Stock <MSY.L>
6/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
6/11/06	REG-Misys: Holding(s) in Company <MSY.L>
6/11/06	REG-Misys: Holding(s) in Company <MSY.L>
6/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
2/11/06	REG-Misys: Treasury Stock <MSY.L>
1/11/06	REG-Misys: Treasury Stock <MSY.L>
1/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
1/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>
1/11/06	REG-Misys: Director/PDMR Shareholding <MSY.L>

REG-Misys: Treasury Stock <MSY.L>
Released: 30/11/2006

Transfer of Shares held in Treasury
Misys plc announces that on 30 November 2006 it transferred to the Trustee of the Misys Employees Share Trust, on behalf of participants in its employee share schemes, 46,666 ordinary shares at 180p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,965,597 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,761,439.
30.11.06
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 29/11/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    28.11.06

12. Total holding following this notification

    MATERIAL - 23,792,140

    NON-MATERIAL - 61,751,862

    TOTAL -85,544,002

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    17.09%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 29 November 2006

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 28November 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Switzerland	104,020
UBS AG Global Asset Management	4,440,843
UBS Fund Management (Switzerland) AG	1,222,817
UBS Fund Services (Luxembourg) SA	13,859,046
UBS Global Asset Management (Americas) Inc.	445,475
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,580,857
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	35,721,780
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	280,345
Sub Total	61,751,862
Material Interest	
UBS AG London Branch	19,961,836
UBS Global Asset Management (Life) Ltd	3,830,304
Sub Total	23,792,140
TOTAL	85,544,002

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 29/11/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    28.11.06

12. Total holding following this notification

    NOT KNOWN

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    BELOW 3%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 29 NOVEMBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Treasury Stock <MSY.L>
Released: 29/11/2006

Transfer of Shares held in Treasury
Misys plc announces that on 29 November 2006 it transferred to participants in its employee share schemes 56,601 ordinary shares at prices between 140p and 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,012,263 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,714,773.
29.11.06
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

RECEIVED
2006 DEC -5 P 2:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 24/11/2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)
	MISYS PLC		iii) ABOVE
3.	Name of person discharging managerial responsibilities/ director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	TOM SKELTON		NOT APPLICABLE
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	PERSON REFERRED TO IN 3 ABOVE		1p ORDINARY
7.	Name of registered shareholders (s) and, if more than one, the number of shares held by each of them	8	State the nature of the transaction
	TOM SKELTON		EXERCISE (AT NIL COST) OF 52,676 SHARES UNDER AN AWARD MADE PURSUANT TO THE MISYS ANNUAL AWARD PLAN GRANTED IN 2004. MR SKELTON SOLD SUFFICIENT SHARES TO MEET THE TAX LIABILITY.
9.	Number of shares, debentures or financial instruments relating to	10.	Percentage of issued class acquired (treasury shares of that class

	shares acquired		should not be taken into account when calculating percentage)
	23,704		0.00473%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	28,972		0.00579%
13.	Price per share or value of transaction	14.	Date and place of transaction
	213.25p PER SHARE (SALE)		23 NOVEMBER 2006
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	251,204 or 0.05017%		23 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

____

Date of notification 24 NOVEMBER 2006______________________

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 22/11/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 22 November 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
22 November 2006	125,650	n/a	47,125	Â£2.1325

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 21,948,956 ordinary shares representing 3.97% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Misys: Treasury Stock <MSY.L>
Released: 22/11/2006

Transfer of Shares held in Treasury
Misys plc announces that on 22 November 2006 it transferred to participants in its employee share schemes 7,937 ordinary shares at prices between 140p and 211p per share. The shares were all formerly held as Treasury shares.
Misys plc further announces that on the same date it transferred to the Trustee of the Misys Employees Share Trust, on behalf of participants in its employee share schemes, 70,000 ordinary shares at prices between 180p and 205p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,068,864 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,658,172.
22.11.06

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 21/11/2006

Director/PDMR Shareholding
Misys plc ("Misys") announces that it received notification on 20 November 2006 of a dealing in Misys 1p ordinary shares by ValueAct Capital acting through ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.L.C. ("ValueAct").
Mike Lawrie is a director of Misys plc and as an investor in ValueAct is deemed to have an interest in the Misys shares held by ValueAct.
Following the above transaction, and for the purposes of s.324 of the Companies Act 1985,
Mike Lawrie is deemed to have an interest in 29,907 Misys 1p ordinary shares, being his proportionate interest in the total number of shares held by ValueAct. His interest represents 0.0054% of Misys's issued share capital.
21.11.06
END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 21/11/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

VALUEACT CAPITAL ACTING THROUGH VALUEACT CAPITAL MASTER FUND, L.P. AND VALUEACT CAPITAL MASTER FUND III, L.L.C.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1. VALUEACT CAPITAL MASTER FUND, L.P. - 26,913,344 SHARES

2. VALUEACT CAPITAL MASTER FUND III, L.L.C. - 8,844,500 SHARES

5. Number of shares/amount of stock acquired

1. 10,092,344

2. 0

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1. 2.02%

2. 0.00%

7. Number of shares/ amount of stock disposed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

NOT KNOWN

11. Date listed company informed

20.11.06

12. Total holding following this notification

35,757,844

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1. 5.38%

2. 1.77%

TOTAL, 7.15%

14. Any additional information

15. Name of contact and telephone number

for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 21 November 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 21/11/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    20.11.06

12. Total holding following this notification

    15,258,169

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.05%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 21 NOVEMBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 20/11/2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company MISYS PLC	2. Name of director HOWARD EVANS
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest 1. DIRECTOR NAMED IN 2 ABOVE. 2. SPOUSE OF DIRECTOR NAMED IN 2 ABOVE.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) 1. LLOYDS TSB REGISTRARS ISA NOMINEES LIMITED 2. LLOYDS TSB REGISTRARS ISA NOMINEES LIMITED
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s) NO	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary INVESTMENT IN MAXI ISA

7. Number of shares/amount of stock acquired	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	9. Number of shares/amount of stock disposed	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)
1. 3,230	1. 0.00065%	1. 3,267	1. 0.00065%
2. 3,230	2. 0.00065%	2. 3,267	2. 0.00065%

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY 1p	214.75p (disposal) 215.00p (acquisition)	15.11.06	20.11.06

15. Total holding following this notification	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

124,473	0.0249%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which options exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries ANDREA GRAY, 01386 872130

25. Name and signature of authorised company official responsible for making this notification

ANDREA GRAY

Date of notification 20 NOVEMBER 2006

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Treasury Stock <MSY.L>
Released: 15/11/2006

Transfer of Shares held in Treasury
Misys plc announces that on 15 November 2006 it transferred to participants in its employee share schemes 47,998 ordinary shares at prices between 140p and 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,146,801 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,580,235.
15.11.06

Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

PRNUK-1411061232-E2B6
Misys Employees' Share Trust ("the Trust")

Misys plc ("Misys") announces that it received notification on 14 November 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	*No. of Options*	*Option Price*	*No. shares repurchased*	*Price*
14 November 2006	61,104	n/a	61,104	£2.16

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.

Following the above transactions, the Trust has an interest in 22,027,481 ordinary shares representing 3.99% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested

REG-Misys: Treasury Stock <MSY.L>
Released: 13/11/2006

Transfer of Shares held in Treasury
Misys plc announces that on 13 November 2006 it transferred to participants in its employee share schemes 79,666 ordinary shares at prices between 178p and 205p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,194,799 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,532,237.
13.11.06
Analyst / Investor Enquiries:

Alex Dee Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Directorate Change <MSY.L>
Released: 09/11/2006

Misys plc
Announcement re George Farr
It is with sadness that Misys plc today (9 November 2006) announces the death of
George "Chuck" Farr, a non-executive Director of the Company, on 5 November 2006. Chuck had served on the Board since 1998 and was Chairman of the Nomination Committee. The Board will take a decision in due course on who will succeed Chuck as Chairman of that Committee.
(Ends)
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

About Misys plc
Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Misys: Treasury Stock <MSY.L>
Released: 08/11/2006

Transfer of Shares held in Treasury
Misys plc announces that on 8 November 2006 it transferred to participants in its employee share schemes 5,925 ordinary shares at prices between 140p and 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,274,465 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,452,571.
8.11.06
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Blocklisting - Interim Review <MSY.L>
Released: 08/11/2006

RECEIVED
2006 DEC -5 P 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 1987 Executive Share Option Scheme
3.	Period of return:	From: 1 May 2006 to 31 October 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	386,025 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	386,025
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	5,252,885 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 551,727,036

Contact for queries: Address:

Name: Ruth Russell Burleigh House, Chapel Oak, Salford Priors,

Telephone: 01386 872129 Evesham, Worcs. WR11 8SP.

Person making return
Name: Andrea Gray
Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 1991 Performance - Related Share Option Scheme
3.	Period of return:	From: 1 May 2006 to 31 October 2006
4.	Number and class of share(s)	393,401 Ordinary Shares of 1p each

(amount of stock/debt security)
not issued under scheme:

5. Number of shares issued/allotted under scheme during period: 0

6. Balance under scheme not yet issued/allotted at end of period: 393,401

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 538,400 Ordinary Shares of 1p each
18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 551,727,036

Contact for queries: Address:

Name: Ruth Russell Burleigh House, Chapel Oak, Salford Priors,

Telephone: 01386 872129 Evesham, Worcs. WR11 8SP.

Person making return
Name: Andrea Gray
Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1. Name of company: Misys plc

2. Name of scheme: Misys 2000 Share Option Plan

3. Period of return: From 1 May 2006 to 31 October 2006

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 26,957 Ordinary Shares of 1p each

5. Number of shares issued/allotted under scheme during period: 0

6. Balance under scheme not yet issued/allotted at end of period: 26,957

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 770,712 Ordinary Shares of 1p each
14 August 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 551,727,036

Contact for queries: Address:

Name: Ruth Russell Burleigh House, Chapel Oak, Salford Priors,

Telephone: 01386 872129 Evesham, Worcs. WR11 8SP.

Person making return
Name: Andrea Gray
Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf

London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 2001 Sharesave Scheme
3.	Period of return:	From 1 May 2006 to 31 October 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	750,032 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	750,032
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	898,504 Ordinary Shares of 1p each 15 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 551,727,036

Contact for queries: | Address:

Name: Ruth Russell | Burleigh House, Chapel Oak, Salford Priors,

Telephone: 01386 872129 | Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Treasury Stock <MSY.L>
Released: 06/11/2006

Transfer of Shares held in Treasury
Misys plc announces that on 6 November 2006 it transferred to participants in its employee share schemes 43,333 ordinary shares at prices between 175p and 180p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,280,390 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,446,646.
6.11.06
Analyst / Investor Enquiries:

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam

Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 06/11/2006

Misys plc ("Misys") announces that it received notification on 3 November 2006 of a dealing in Misys 1p ordinary shares by ValueAct Capital acting through ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.L.C. ("ValueAct").
Mike Lawrie is a director of Misys plc and as an investor in ValueAct is deemed to have an interest in the Misys shares held by ValueAct.
Following the above transaction, and for the purposes of s.324 of the Companies Act 1985,
Mike Lawrie is deemed to have an interest in 23,581 Misys 1p ordinary shares, being his proportionate interest in the total number of shares held by ValueAct. His interest represents 0.0042% of Misys's issued share capital.
6.11.06
END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 06/11/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

VALUEACT CAPITAL ACTING THROUGH VALUEACT CAPITAL MASTER FUND, L.P. AND VALUEACT CAPITAL MASTER FUND III, L.L.C.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1. VALUEACT CAPITAL MASTER FUND, L.P. - 16,821,000 SHARES

2. VALUEACT CAPITAL MASTER FUND III, L.L.C. - 8,844,500 SHARES

5. Number of shares/amount of stock acquired

1. 1,856,000

2. 1,750,000

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1. 0.37%

2. 0.35%

7. Number of shares/ amount of stock disposed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

RECEIVED
2006 DEC -5 P 2:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

NOT KNOWN

11. Date listed company informed

3.11.06

12. Total holding following this notification

25,665,500

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1. 3.36%

2. 1.77%

TOTAL, 5.13%

14. Any additional information

15. Name of contact and telephone number

for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 6 November 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 06/11/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    3.11.06

12. Total holding following this notification

    MATERIAL - 25,962,906

    NON-MATERIAL - 57,252,522

    TOTAL -83,215,428

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    16.63%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 6 November 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 3November 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	4,440,843
UBS Fund Management (Switzerland) AG	1,222,817
UBS Fund Services (Luxembourg) SA	14,040,600
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,591,657
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,109,976
UBS AG - Wealth Management and Business Banking	782,152
UBS Wealth Management (UK) Ltd	331,155
Sub Total	57,252,522
Material Interest	
UBS AG London Branch	20,926,450
UBS AG Switzerland	1,398,024
UBS Global Asset Management (Life) Ltd	3,638,432
Sub Total	25,962,906
TOTAL	83,215,428

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 06/11/2006

Misys plc - Grants of Options and Awards to Directors
On 3 November 2006, M Lawrie ("Director") was granted the following share awards/options over Misys plc 1p ordinary shares ("Shares"). These awards/ options implement the awards described in the announcement of Mr Lawrie's appointment on 16 October 2006.

* In return for Mr Lawrie's investment of £500,000 in Misys shares, he has been made matching awards of:

* share options with a face value of 4 x the personal investment (1,013,069 shares) - the option exercise price is 208.25p per share; and

* performance shares with a face value of 4 x the personal investment (1,013,069 shares).

* Awards will vest based on the extent to which the share price has increased over the period, based on the vesting schedule below:

Share price	% of award that vests
<£2.25	0%
£2.25	12.5%
£2.50	25%
£3.00	50%
£3.50	75%
£4.00	100%

With straight line vesting between each point.

* Awards will vest on the fifth anniversary of the commencement of employment (1 November) subject to the achievement of the share price targets above, with an opportunity for early vesting on the third and fourth anniversary to the extent to which the performance conditions have been met at these dates.

* There will be no further testing of awards following the fifth anniversary.

* Awards are contingent upon Mike Lawrie maintaining his level of personal investment over the performance period. Unvested awards will lapse pro rata to reflect any change in the level of the investment held.

* Awards will be settled using shares purchased in the market or held in trust.

6 November 2006
Steve Leimgruber Tel: 0207 368 2342

Group Share Plans Manager, Misys plc
END

REG-Misys: Treasury Stock <MSY.L>
Released: 02/11/2006

Transfer of Shares held in Treasury

Misys plc announces that on 2 November 2006 it transferred to participants in its employee share schemes 729 ordinary shares at nil cost. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,323,723 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,403,313.

2.11.06

Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 01/11/2006

Transfer of Shares held in Treasury
Misys plc announces that on 1 November 2006 it transferred to participants in its employee share schemes 666 ordinary shares at a price of 189p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,324,452 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,402,584.
1.11.06

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 01/11/2006

Misys plc ("Misys") announces, for the purposes of Disclosure Rule 3.1.4, that on Mike Lawrie's appointment as a director of Misys on 1 November 2006, he has informed the Company, pursuant to s.324 of the Companies Act 1985, of the following interests in Misys 1p ordinary shares:

1. a holding of 262,000 shares, resulting from an initial investment of US$982,460 (including charges) made on 17 October 2006 by Mr Lawrie; and
2. as an investor in ValueAct, an interest in 22,335 shares, being his proportionate interest in the total number of shares held by ValueAct Capital acting through ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.L.C.

The aggregate interest of 284,335 shares represents 0.056 % of Misys's issued share capital (excluding Treasury Shares).

1.11.06

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 01/11/2006

Misys plc - Grants of Options and Awards to Directors and Persons Discharging Managerial Responsibilities

On 31st October 2006, H Evans, T K Skelton, J P McMahon ("the Directors") and J D Fitz and ("Person Discharging Managerial Responsibilities") were granted the following share awards/options over Misys plc 1p ordinary shares ("Shares") as follows:

Misys 1998 Long-Term Share Incentive Plan ("LTIP")

Under the L-TIP, H Evans, T K Skelton, J P McMahon and J D Fitz received an award of performance-related share options over Shares, as detailed in the table below. The performance target is measured over the three financial years from 1 October 2006. These will vest on the third anniversary from the date of the award, provided the Remuneration Committee of the Board confirms that the performance target has been met, and will remain exercisable up to five years thereafter. The total payment to be made on the exercise of the award will be £ 1.00.

Misys 1998 Unapproved Share Option Plan ("Type I")

Under the Type I, H Evans, T K Skelton, J P McMahon and J D Fitz received a grant of performance-related unapproved share options over Shares at 207p per share, as detailed in the table below. The performance target is measured over the three financial years from 1 June 2006. These options will vest on the 33 month anniversary from the date of grant, provided that the Remuneration Committee of the Board confirms that the performance target has been met, and will remain exercisable until the tenth anniversary of grant. Whilst the vesting period is normally 36 months for grants under this plan, this period has been shortened in line with plan rules because granting of these awards at the normal time of year in July was prohibited by UK law due to the fact that Misys was in an official UK Offer Period.

Lapses of Options and Awards to the Directors that have received a grant of share options

Misys 1998 Long-Term Share Incentive Plan ("L-TIP")

Awards granted to the Directors under the L-TIP on 24 July 2003 have not vested and have therefore lapsed as follows:

H Evans 118,181
T K Skelton 112,706
J P McMahon 106,060

Misys 1998 Unapproved Share Option Plan ("Type I")

Options granted to the Directors under the Type I on 24 July 2003 at 264p per share have not vested and have therefore lapsed as follows:

H Evans 295,000
T K Skelton 282,000
J McMahon 265,000

Summary

The number of awards and options granted and total options held is as follows:

	B/FWD total Shares subject to option	Lapses	Award of Shares granted under the L-TIP	Grant of Options over Shares under the Type I	Total Shares, subject to option C/FWD
H Evans	1,246,810	413,181	165,933	165,933	1,165,495
T K Skelton	1,419,207	394,706	160,450	160,450	1,345,401
J P McMahon	1,254,411	371,060	148,821	148,821	1,180,993
J D Fitz	759,096	Nil	115,550	115,550	990,196

In respect of the Directors and the Persons Discharging Managerial Responsibilities, the above notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a); and in respect of the Directors the notification also relates to DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

01 November 2006

Steve Leimgruber Tel: 0207 368 2342

Group Share Plans Manager, Misys plc

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 01/11/2006

Misys plc - Grants of Options and Awards to Person Discharging Managerial Responsibilities

On 1 November 2006, P Gale ("Person Discharging Managerial Responsibilities") was granted the following share awards/options over Misys plc 1p ordinary shares ("Shares") as follows:

Misys Share Award Plan ("MSAP")

Under the MSAP, P Gale received an award of performance-related, nil-cost options over 30,000 Shares in accordance with the Plan. The performance target is measured over the three financial years from 1 June 2006. These will vest on the 33 month anniversary from the date of grant, provided that the Remuneration Committee of the Board confirms that the performance target has been met, and will remain exercisable until the tenth anniversary of grant. Whilst the vesting period is normally 36 months for grants under this plan, this period has been shortened in line with plan rules because granting of these awards at the normal time of year in July was prohibited by UK law due to the fact that Misys was in an official UK Offer Period.

Summary

The number of awards and options granted and total options held is as follows:

	B/FWD total Shares subject to option	Lapses	Award of Shares granted under the MSAP	Total Shares, subject to option C/FWD
P Gale	296,418	Nil	30,000	326,418

The above notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a).

01 November 2006

Steve Leimgruber Tel: 0207 368 2342

Group Share Plans Manager, Misys plc

END